Pursuant to Rule 35d-1 under the Investment Company
Act of 1940, as amended, the following Funds changed their investment policies to invest,under normal conditions, at least 80% of their net assets plus the amount of borrowings for investment purposes in the types of investments suggested by their names: International Equity Variable Annuity
Portfolio and U.S. Government Income Variable
Annuity Portfolio, each a series of Mutual Fund
Variable Annuity Trust.